                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                Amendment No. 1


                            EMERGE INTERACTIVE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.008 PER SHARE
                         (Title of Class of Securities)


                                   29088W 10 3
                                 (CUSIP Number)

      N. JEFFREY KLAUDER, ESQ.                      HENRY N. NASSAU, ESQ.
     SAFEGUARD SCIENTIFICS, INC.                 INTERNET CAPITAL GROUP, INC.
 435 DEVON PARK DRIVE, BUILDING 800           435 DEVON PARK DRIVE, BUILDING 600
      WAYNE, PENNSYLVANIA 19087                   WAYNE, PENNSYLVANIA 19087
           (610) 975-4948                               (610) 989-0111

                                WITH COPIES TO:

      WILLIAM N. DORAN, ESQ.                    CHRISTOPHER G. KARRAS, ESQ.
     MICHAEL N. PETERSON, ESQ.                    DECHERT PRICE & RHOADS
    MORGAN, LEWIS & BOCKIUS LLP                  4000 BELL ATLANTIC TOWER
        1701 MARKET STREET                          1717 ARCH STREET
 PHILADELPHIA, PENNSYLVANIA 19103          PHILADELPHIA, PENNSYLVANIA 19103-2793
          (215) 963-5025



(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 April 25, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)



                              (Page 1 of 22 pages)

CUSIP NO. 29088W 10 3                                              PAGE 2 OF 22


-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
               SAFEGUARD SCIENTIFICS, INC.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                23-1609753

-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
               WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               PENNSYLVANIA
-------------------------------------------------------------------------------

                      7      SOLE VOTING POWER
NUMBER                             -0- SHARES
                      ---------------------------------------------------------
OF SHARES             8      SHARED VOTING POWER
                                   15,171,623 SHARES OF CLASS A COMMON STOCK
BENEFICIALLY                       6,833,334 SHARES OF CLASS B COMMON STOCK
                      ---------------------------------------------------------
OWNED                 9      SOLE DISPOSITIVE POWER
                                   -0- SHARES
BY EACH               ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
REPORTING                          13,921,623 SHARES OF CLASS A COMMON STOCK
                                   -0- SHARES OF CLASS B COMMON STOCK
PERSON WITH
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               22,004,957 SHARES

-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        /X/

-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               64.31%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------


* Excludes an aggregate of 1,709,896 shares of Class A common stock held by certain executive officers and directors of Safeguard Scientifics, Inc., some of whom are directors of Internet Capital Group, Inc., and 501(c)(3) foundations controlled by them. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares. Also excludes options to purchase 100,000 shares of Class A common stock held by Douglas Alexander, a Managing Director of Internet Capital Group, Inc., 11,948 shares of Class A common stock held by Robert E. Keith, Jr., the Chairman of the Board of Internet Capital Group Inc. and a director of Safeguard Scientifics, Inc., and 5,000 shares of Class A common stock held by Dr. Thomas Gerrity, a director of Internet Capital Group, Inc. Safeguard Scientifics, Inc. disclaims beneficial ownership of such securities.

CUSIP NO. 29088W 10 3                                               PAGE 3 OF 22

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
               SAFEGUARD DELAWARE, INC.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                52-2081181
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
               WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
-------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
NUMBER                       -0- SHARES
                      ---------------------------------------------------------
OF SHARES             8   SHARED VOTING POWER
                             2,460,515 SHARES OF CLASS A COMMON STOCK
BENEFICIALLY                 -0- SHARES OF CLASS B COMMON STOCK
                      ---------------------------------------------------------
OWNED                 9   SOLE DISPOSITIVE POWER
                             -0- SHARES
BY EACH               ---------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
REPORTING                    2,460,515 SHARES OF CLASS A COMMON STOCK
                             -0- SHARES OF CLASS B COMMON STOCK
PERSON WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,460,515 SHARES
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.44%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29088W 10 3                                               PAGE 4 OF 22

-------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON
               TECHNOLOGY LEADERS MANAGEMENT, INC.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             23-2667462

-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
               WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               PENNSYLVANIA
-------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
NUMBER                       -0- SHARES
                      ---------------------------------------------------------
OF SHARES             8    SHARED VOTING POWER
                             1,774,062 SHARES OF CLASS A COMMON STOCK
BENEFICIALLY                 -0- SHARES OF CLASS B COMMON STOCK
                      ---------------------------------------------------------
OWNED                 9    SOLE DISPOSITIVE POWER
                             -0- SHARES
BY EACH               ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
REPORTING                    1,774,062 SHARES OF CLASS A COMMON STOCK
                             -0- SHARES OF CLASS B COMMON STOCK
PERSON WITH
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,774,062 SHARES
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.36%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29088W 10 3                                               PAGE 5 OF 22
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
               SAFEGUARD SCIENTIFICS (DELAWARE), INC.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               51-02911711
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
               WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER                         -0- SHARES
                      ---------------------------------------------------------
OF SHARES             8      SHARED VOTING POWER
                               4,153,921 SHARES OF CLASS A COMMON STOCK
BENEFICIALLY                   -0- SHARES OF CLASS B COMMON STOCK
                      ---------------------------------------------------------
OWNED                 9      SOLE DISPOSITIVE POWER
                               -0- SHARES
BY EACH               ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
REPORTING                      4,153,921 SHARES OF CLASS A COMMON STOCK
                               -0- SHARES OF CLASS B COMMON STOCK
PERSON WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,153,921 SHARES
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.56%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29088W 10 3                                              PAGE 6 OF 22

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
               INTERNET CAPITAL GROUP, INC.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  23-2996071
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
               WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER                          -0- SHARES
                      ---------------------------------------------------------
OF SHARES             8      SHARED VOTING POWER
                                15,171,623 SHARES OF CLASS A COMMON STOCK
BENEFICIALLY                     6,833,334 SHARES OF CLASS B COMMON STOCK
                      ---------------------------------------------------------
OWNED                 9      SOLE DISPOSITIVE POWER
                                -0- SHARES
BY EACH               ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
REPORTING                       1,250,000 SHARES OF CLASS A COMMON STOCK
                                6,833,334 SHARES OF CLASS B COMMON STOCK
PERSON WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               22,004,957 SHARES
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*     |X|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               64.31%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------

* Excludes options to purchase 100,000 shares of Class A common stock held by Douglas Alexander, a Managing Director of Internet Capital Group, Inc., 11,948 shares of Class A common stock held by Robert E. Keith, Jr., the Chairman of the Board of Directors of Internet Capital Group, Inc. and a director of Safeguard Scientifics, Inc., and 5,000 shares of Class A common stock held by Dr. Thomas Gerrity, a director of Internet Capital Group, Inc. Internet Capital Group, Inc. disclaims beneficial ownership of such securities. Also excludes an aggregate of 1,709,896 shares of Class A common stock held by certain executive officers and directors of Safeguard Scientifics, Inc., some of whom are also directors of Internet Capital Group, Inc., and 501(c)(3) foundations controlled by them. Internet Capital Group, Inc. disclaims beneficial ownership of such securities.

CUSIP NO. 29088W 10 3                                              PAGE 7 OF 22
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
               ICG HOLDINGS, INC.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  51-0396570
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
               WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
-------------------------------------------------------------------------------
NUMBER                7      SOLE VOTING POWER
                               -0- SHARES
OF SHARES             ---------------------------------------------------------
                      8      SHARED VOTING POWER
BENEFICIALLY                   1,250,000 SHARES OF CLASS A COMMON STOCK
                               6,833,334 SHARES OF CLASS B COMMON STOCK
OWNED                 ---------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
BY EACH                        -0- SHARES
                      ---------------------------------------------------------
REPORTING             10     SHARED DISPOSITIVE POWER
                               1,250,000 SHARES OF CLASS A COMMON STOCK
PERSON WITH                    6,833,334 SHARES OF CLASS B COMMON STOCK
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               8,083,334 SHARES
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*     [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.62%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29088W 10 3                                              PAGE 8 OF 22
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
               1999 INTERNET CAPITAL L.P.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
               WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER                         -0- SHARES
                      ---------------------------------------------------------
OF SHARES             8      SHARED VOTING POWER
                               1,250,000 SHARES OF CLASS A COMMON STOCK
BENEFICIALLY                   6,833,334 SHARES OF CLASS B COMMON STOCK
                      ---------------------------------------------------------
OWNED                 9      SOLE DISPOSITIVE POWER
                               -0- SHARES
BY EACH               ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
REPORTING                      1,250,000 SHARES OF CLASS A COMMON STOCK
                               6,833,334 SHARES OF CLASS B COMMON STOCK
PERSON WITH
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               8,083,334 SHARES
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*     [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.62%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29088W 10 3                                             PAGE 9 OF 22


ITEM 1.           SECURITY AND ISSUER.


          This statement on Schedule 13D relates to the common stock, $0.008 par value per share, of eMerge Interactive, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 10315 102nd Terrace, Sebastian, Florida, 32958. According to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, the number of shares of the Company's common stock, $0.008 par value, outstanding as of April 30, 2000 was 33,077,270. There were 27,382,825 shares of Class A common stock outstanding and 5,694,445 shares of Class B common stock outstanding as of this date. The Classes are the same in all respects except that each share of Class B common stock entitles the holder to 2-1/2 votes on each matter submitted to the vote of stockholders whereas each share of Class A common stock only entitles the holder to one vote per share.


ITEM 2.           IDENTITY AND BACKGROUND.


      (a) - (c)            This Schedule 13D is being filed by:

                  (i) Safeguard Scientifics, Inc. ("Safeguard"), Safeguard Delaware, Inc. ("SDI"), Safeguard Scientifics (Delaware), Inc. ("SSDI") and Technology Leaders Management, Inc. ("TL Management Inc.") (collectively, the "Safeguard Reporting Persons"). Safeguard is a leader in incubating and operating what it believes are the premier developing technology companies in the Internet infrastructure market. SDI, SSDI and TL Management Inc. are wholly-owned subsidiaries of Safeguard. Set forth in
                           Schedule I annexed hereto are the name, identity and background of each Safeguard Reporting Person and set forth in Schedules II, III, IV and V annexed hereto are the information required by Item 2 of Schedule 13D about the identity and background of each Safeguard Reporting Person's directors, executive officers and controlling persons, if any.



                  (ii) Internet Capital Group, Inc. ("ICG"), ICG Holdings, Inc. ("ICG Holdings") and 1999 Internet Capital L.P. ("ICG LP") (collectively, the "ICG Reporting Persons"). ICG is an Internet company actively engaged in business-to-business e-commerce through a network of partner companies. ICG Holdings is a wholly-owned subsidiary of ICG and the sole general partner of ICG LP. Set forth in Schedule I-A annexed hereto are the name, identity and background of each ICG Reporting Person and set forth in Schedules VI and VII annexed hereto is the information required by
                           Item 2 of Schedule 13D about the identity and background of the ICG Reporting Persons' directors, executive officers and controlling persons, if any.



         The Safeguard Reporting Persons and ICG are sometimes referred to herein, collectively, as the "Reporting Persons," and, individually, as a "Reporting Person."



      (d) and (e) During the past five years, no Reporting Person nor, to the best of each Reporting Person's knowledge, any person named in Schedules II-VII to this Schedule 13D, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 29088W 10 3                                             PAGE 10 OF 22


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.


         As set forth on Schedule VIII, approximately $25.4 million was expended by Safeguard after February 2000, the date of the Company's initial public offering, in acquiring direct beneficial ownership of 1,322,600 shares of the Company's Class A common stock. The Company's Class A common stock is traded on the NASDAQ National Market and all such purchases were made in open market transactions through brokers and the funds used in making such purchases came from the general working capital of Safeguard.



         On November 16, 1999, ICG purchased from the Company 5,694,445 shares of Series D Preferred Stock and a warrant to purchase 1,138,889 shares of Class B common stock of the Company for an aggregate purchase price of $41,000,000. ICG paid the Company $18,000,000 of the purchase price in cash from its existing working capital and also issued to the Company a promissory note in the amount of $23,000,000. The promissory note does not bear interest and is due and payable one year after the date of issue. The promissory note was initially secured by 2,555,556 shares of Series D Preferred Stock.



         On November 16, 1999, ICG purchased 1,250,000 shares of Class A common stock of the Company from J Technologies, LLC for a purchase price of $9,000,000. ICG paid the purchase price in cash from its existing working capital.



         ICG subsequently transferred its securities of the Company to ICG Holdings, which contributed the securities to ICG L.P.



         In connection with the Company's initial public offering completed on February 8, 2000, the 5,694,445 shares of Series D Preferred Stock converted into an equal number of shares of Class B common stock, and the warrant to purchase 1,138,889 shares of Class B common stock became exercisable at an exercise price of $15.00 per share. All share numbers have been adjusted for the Company's 5-for-4 forward stock split effective December 23, 1999.


ITEM 4.           PURPOSE OF TRANSACTION.


         The Safeguard Reporting Persons and the ICG Reporting Persons have acquired the shares of common stock of the Company as part of the respective operating strategies of Safeguard and ICG to integrate each of their partner companies into a collaborative network that leverages each of their collective knowledge and resources. With the goal of holding their respective partner company interests for the long-term, each of Safeguard and ICG uses these collective resources to actively develop the business strategies, operations and management teams of the Company and its other partner companies. Each of Safeguard and ICG intends to review, from time to time, its interest in the Company on the basis of various factors, including but not limited to, the Company's business, financial condition, results of operations and prospects, synergies with other partner companies and integration in the network, general economic and industry conditions, as well as other developments and other acquisition opportunities. Based upon those considerations, each of Safeguard and ICG may seek to acquire additional shares of common stock of the Company on the open market or in privately negotiated transactions, or to dispose of all or a portion of its shares of common stock of the Company.



         Safeguard has a strategic relationship with the Company and, accordingly, one representative of Safeguard is currently a member of the Board of Directors of the Company. Safeguard anticipates that this strategic relationship will continue.



         ICG has a strategic relationship with the Company and, accordingly, two representatives of ICG are currently members of the Board of Directors of the Company. ICG anticipates that this strategic relationship will continue.



         Safeguard and ICG have entered into a Joint Venture Agreement (the "JV Agreement") with respect to the shares of common stock of the Company controlled by each of Safeguard or ICG from time to time. Pursuant to the terms of the JV Agreement, among other things, Safeguard and ICG have agreed to vote all shares controlled by either of them for the election to the board of directors of the Company of two designees of Safeguard and two designees of ICG.

CUSIP NO. 29088W 10 3                                           PAGE 11 OF 22


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.


         The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.



         Unless otherwise indicated in Schedule VIII annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II-VII annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.



                                                  Beneficial Ownership
                                             Number of              Percentage
                                               Shares                of Total
Safeguard Scientifics, Inc.                 22,004,957 (3)          64.31% (1)
Safeguard Delaware, Inc.                     2,460,515 (4)           7.44% (2)
Safeguard Scientifics (Delaware), Inc.       4,153,921 (4)          12.56% (2)
Technology Leaders Management, Inc.          1,774,062 (4)           5.36% (2)
Internet Capital Group, Inc.                22,004,957 (5)          64.31% (1)
ICG Holdings, Inc.                           8,083,334 (6)          23.62% (1)
1999 Internet Capital L.P.                   8,083,334              23.62% (1)



--------------

(1) Calculations based upon 33,077,270 shares outstanding on March 31, 2000 and warrants to purchase 1,138,889 shares exercisable within 60 days of the date hereof.

(2) Calculations based upon 33,077,270 shares outstanding on March 31, 2000.



(3) Includes the 8,083,334 shares beneficially owned by ICG, the 2,460,515 shares beneficially owned by SDI, a wholly-owned subsidiary of Safeguard, the 4,153,921 shares beneficially owned by SSDI, a wholly-owned subsidiary of Safeguard, the 5,533,125 shares beneficially owned by XL Vision, Inc., a corporation that Safeguard may be deemed to control, and the 1,774,062 shares beneficially owned by TL Management Inc., a wholly-owned subsidiary of Safeguard. Safeguard and each of SDI and SDII have reported that Safeguard together with each of SDI and SDII, respectively, have both shared voting and dispositive power with respect to the shares held by each of SDI and SDII, respectively, because Safeguard is the sole stockholder of each of SDI and SDII. Safeguard and ICG have entered into a joint venture agreement that, among other things, governs how the shares of the Company's common stock that are beneficially owned by each of them will be voted. See
         ITEM 4 for more information. Excludes an aggregate of 1,709,896 shares of Class A common stock held by certain executive officers and directors of Safeguard, some of whom are directors of ICG, and 501(c)(3) foundations controlled by them. Safeguard disclaims beneficial ownership of such shares. Also excludes options to purchase 100,000 shares of Class A common stock held by Douglas Alexander, a Managing Director of ICG, 11,948 shares of Class A common stock held by Robert E. Keith, Jr., the Chairman of the Board of ICG and a director of Safeguard, and 5,000 shares of Class A common stock held by Dr. Thomas Gerrity, a director of ICG. Safeguard disclaims beneficial ownership of such securities.



(4) The Reporting Person is a wholly-owned subsidiary of Safeguard. The shares reported are held through various partnerships of which the Reporting Person is a general partner and may be deemed to control.



(5) Includes 13,921,623 shares beneficially owned by Safeguard. Safeguard and ICG have entered into a joint venture agreement that, among other things, governs how the shares of the Company's common stock that are controlled by each of them will be voted. See ITEM 4 for more information. Also includes 5,694,445 shares of Class B common stock, a warrant to purchase 1,138,889 shares of Class B common stock, and 1,250,000 shares of Class A common stock held by ICG LP, a Delaware limited partnership of which ICG's wholly-owned subsidiary, ICG Holdings, is the sole general partner. ICG, ICG Holdings and ICG LP have reported that each of them has both shared voting and dispositive power with respect to the shares held by ICG LP because ICG is the sole stockholder of ICG Holdings and ICG Holdings is the sole general partner of ICG LP. ICG, ICG Holdings and ICG LP share dispositive power over such 8,083,334 shares. Excludes options to purchase
         100,000 shares of Class A common stock held by Douglas Alexander, a Managing Director of ICG, 11,948 shares of Class A common stock held by Robert E. Keith, Jr., the Chairman of the Board of ICG and a director of Safeguard, and 5,000 shares of Class A common stock held by Dr. Thomas Gerrity, a director of ICG. ICG disclaims beneficial ownership of such securities. Also excludes an aggregate of 1,709,896 shares of Class A common stock held by certain executive officers and directors of Safeguard, some of whom are directors of ICG, and 501(c)(3) foundations controlled by them. ICG disclaims beneficial ownership of such securities.



(6) Includes 5,694,445 shares of Class B common stock, a warrant to purchase 1,138,889 shares of Class B common stock and 1,250,000 shares of Class A common stock owned by ICG LP.

CUSIP NO. 29088W 10 3                                           PAGE 12 OF 22


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


           Safeguard and ICG are parties to the JV Agreement with respect to shares of common stock of the Company controlled from time to time by either Safeguard or ICG, as described in Items 4 and 5 hereof.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.


           1. Joint Venture Agreement, dated October 26, 1999, between Safeguard Scientifics, Inc. and Internet Capital Group, Inc.

CUSIP NO. 29088W 10 3                                             PAGE 13 OF 22



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this schedule is true, complete and correct.




Date:    June 8, 2000                   Safeguard Scientifics, Inc.

                                         By: /s/ N. Jeffrey Klauder
                                         ------------------------------
                                                 N. Jeffrey Klauder
                                                 Senior Vice President


Date:    June 8, 2000                   Safeguard Delaware, Inc.

                                         By: /s/ N. Jeffrey Klauder
                                         -------------------------------
                                              N. Jeffrey Klauder
                                              Vice President



Date:    June 8, 2000                   Safeguard Scientifics (Delaware), Inc.

                                         By: /s/ N. Jeffrey Klauder
                                         -------------------------------
                                              N. Jeffrey Klauder
                                              Vice President


Date:    June 8, 2000                   Technology Leaders Management, Inc.

                                         By: /s/ Gerald A. Blitstein
                                         -------------------------------
                                              Gerald A. Blitstein
                                              Treasurer


Date:    June 8, 2000                   Internet Capital Group, Inc.

                                         By: /s/ Henry N. Nassau
                                         -------------------------------
                                              Henry N. Nassau
                                              Managing Director, General Counsel
                                              and Secretary


Date:    June 8, 2000                   ICG Holdings, Inc.

                                         By: /s/ Henry N. Nassau
                                         -------------------------------
                                              Henry N. Nassau
                                              Secretary



Date:    June 8, 2000                   1999 Internet Capital L.P.
                                         By: ICG Holdings, Inc.,
                                             its General Partner

                                         By: /s/ Henry N. Nassau
                                         -------------------------------
                                              Henry N. Nassau
                                              Secretary

CUSIP NO. 29088W 10 3                                              PAGE 14 OF 22




                                   SCHEDULE I

         1.       Safeguard Scientifics, Inc.


                  Safeguard Scientifics, Inc. a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation ("SDI"), Safeguard Scientifics (Delaware) Inc. ("SSDI")" and Technology Leaders Management, Inc., a Pennsylvania corporation ("TL Management Inc."). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in incubating and operating what it believes are the premier developing technology companies in the Internet infrastructure market. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of filing this Schedule 13D.


         2.       Safeguard Delaware, Inc.

                  SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803.
                  Schedule III provides information about the executive officers and directors of SDI as of the date of filing this Schedule 13D.

         3.       Safeguard Scientifics (Delaware), Inc.

                  SSDI is a wholly owned subsidiary of Safeguard. SSDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803.
                  Schedule V provides information about the executive officers and directors of SDI as of the date of filing this Schedule 13D.

         4.       Technology Leaders Management, Inc.

                  TL Management Inc. is a wholly owned subsidiary of Safeguard. TL Management Inc. is a holding company and has an office at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087. TL Management Inc. is a general partner of a number of partnerships that it may be deemed to control. Schedule IV provides information about the executive officers and directors of TL Management Inc. as of the date of filing this
                  Schedule 13D.

CUSIP NO. 29088W 10 3                                              PAGE 15 OF 22




                                  SCHEDULE I-A

         1.       Internet Capital Group, Inc.

                  Internet Capital Group, Inc., a Delaware corporation ("ICG"), owns all of the outstanding capital stock of ICG Holdings, Inc., a Delaware corporation ("ICG Holdings"). ICG has an address at 435 Devon Park Drive, 600 Building, Wayne, PA 19087. See Schedule VI with respect to the executive officers and directors of ICG as of the date of filing this Schedule 13D.

         2.       ICG Holdings, Inc.

                  ICG Holdings is a wholly-owned subsidiary of ICG. ICG Holdings is a holding company with a principal place of business at 103 The Springer Building, 3411 Silverside Road, Wilmington, DE 19801. ICG Holdings is the sole General Partner of 1999 Internet Capital L.P., a Delaware limited partnership ("ICG LP"). See Schedule VII with respect to the executive officers and directors of ICG Holdings as of the date of filing this
                  Schedule 13D.

         3.       1999 Internet Capital L.P.

                  ICG LP is a Delaware limited partnership with a principal place of business at 103 The Springer Building, 3411 Silverside Road, Wilmington, DE 19801.

CUSIP NO. 29088W 10 3                                               AGE 16 OF 22

                                   SCHEDULE II


         DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD SCIENTIFICS, INC.

         Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Scientifics, Inc.

Name                               Present Principal Employment                        Business Address
----                               ----------------------------                        ----------------
EXECUTIVE OFFICERS*

Warren V. Musser                   Chairman of the Board and  Chief Executive Officer  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Harry Wallaesa                     President and Chief Operating Officer               Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Jerry L. Johnson                   Executive Vice President, Operations                Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Stephen J. Andriole                Sr. Vice President and Chief Technology Officer     Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Gerald A Blitstein                 Sr. Vice President and Chief Financial Officer      Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087



Michael Bolton                     Sr. Vice President                                  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

J. Edward Coleman                  Chief Executive Officer of                          CompuCom Systems, Inc.
                                   CompuCom Systems, Inc.                              7171 Forest Lane
                                                                                       Dallas, TX 75230


John Halvey                        Sr. Vice President                                  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

N. Jeffrey Klauder                 Sr. Vice President                                  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087


Thomas C. Lynch                    President and Chief Operating                       CompuCom Systems, Inc.
                                   Officer of CompuCom Systems, Inc.                   7171 Forest Lane
                                                                                       Dallas, TX 75230


James A. Ounsworth                 Sr. Vice President, General Counsel and Secretary   Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

DIRECTORS*

Vincent G. Bell Jr.                President and Chief Executive Officer, Verus        Verus Corporation
                                   Corporation                                         Radnor Corporate Center
                                                                                       Suite 520
                                                                                       Radnor, PA 19087


Walter W. Buckley, III             President and Chief Executive Officer, Internet     Internet Capital Group, Inc.
                                   Capital Group, Inc.                                 Building  600
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087


Michael Emmi                       Chairman, President and CEO, Systems & Computer     Systems & Computer Technology
                                   Technology (SCT) Corporation                        (SCT) Corporation
                                                                                       4 Country View Road
                                                                                       Malvern, PA 19355

Robert A. Fox                      President, R.A.F. Industries                        R.A.F. Industries
                                                                                       One Pitcairn Pl, Suite 2100
                                                                                       165 Township Line Road
                                                                                       Jenkintown, PA 19046-3593

Robert E. Keith Jr.                Managing Director of TL Ventures and President      TL Ventures
                                   and CEO, Technology Leaders Management, Inc.        700 Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Jack L. Messman                    President and CEO, Cambridge Technology Partners    Cambridge Technology Partners
                                                                                       8 Cambridge Center
                                                                                       Cambridge, MA 02142

Warren V. Musser                   (Same as above)                                     (Same as above)

Russell E. Palmer                  Chairman and CEO, The Palmer Group                  The Palmer Group
                                                                                       3600 Market Street
                                                                                       Suite 530
                                                                                       Philadelphia, PA 19104

John W. Poduska Sr.                Chairman of the Board, Advanced Visual Systems,     Advanced Visual Systems, Inc.
                                   Inc.                                                300 Fifth Avenue
                                                                                       Waltham, MA 02154

Heinz Schimmelbusch                President, Safeguard International Group, Inc.,     Safeguard International
                                   Chairman, Allied Resource Corporation, Chairman,    Group, Inc.
                                   Metallurg, Inc. and Managing Director, Safeguard    435 Devon Park Drive
                                   International Fund, L.P.                            Wayne, PA 19087


Hubert J.P. Schoemaker             Chairman and Chief Executive Officer,               Neuronyx, Inc.
                                   Neuronyx, Inc                                       200 Great Valley Parkway
                                                                                       Malvern, PA 19355

Harry Wallasea                     (Same as above)                                     (Same as above)

Carl J. Yankowski                  President and CEO, Palm Computing, Inc.             Palm Computing, Inc.
                                                                                       5400 Bayfront Plaza, MS9208
                                                                                       Santa Clara, CA 95054

*    All Executive Officers and Directors are U.S. citizens, except Heinz
     Schimmelbusch, who is a citizen of Austria, and Hubert J.P. Schoemaker, who is a citizen of the Netherlands.


CUSIP NO. 29088W 10 3                                              PAGE 17 OF 22



                                  SCHEDULE III

          DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD DELAWARE, INC.


         Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Delaware, Inc.




Name                         Present Principal Employment                        Business Address

EXECUTIVE OFFICERS*
Harry Wallaesa               President                                           Safeguard Scientifics, Inc.
                                                                                 800 The Safeguard Building
                                                                                 435 Devon Park Drive
                                                                                 Wayne, PA 19087

Jerry L. Johnson             Vice President                                      Safeguard Scientifics, Inc.
                                                                                 800 The Safeguard Building
                                                                                 435 Devon Park Drive
                                                                                 Wayne, PA 19087

Gerald A. Blitstein          Vice President and Treasurer                        Safeguard Scientifics, Inc.
                                                                                 800 The Safeguard Building
                                                                                 435 Devon Park Drive
                                                                                 Wayne, PA 19087

Stephen J. Andriole          Vice President                                      Safeguard Scientifics, Inc.
                                                                                 800 The Safeguard Building
                                                                                 435 Devon Park Drive
                                                                                 Wayne, PA 19087

Michael G. Bolton            Vice President                                      Safeguard Scientifics, Inc.
                                                                                 800 The Safeguard Building
                                                                                 435 Devon Park Drive
                                                                                 Wayne, PA 19087

John K. Halvey              Vice President                                       Safeguard Scientifics, Inc.
                                                                                 800 The Safeguard Building
                                                                                 435 Devon Park Drive
                                                                                 Wayne, PA 19087

N. Jeffrey Klauder           Vice President and Assistant Secretary              Safeguard Scientifics, Inc.
                                                                                 800 The Safeguard Building
                                                                                 435 Devon Park Drive
                                                                                 Wayne, PA 19087

James A. Ounsworth           Vice President and Secretary                        Safeguard Scientifics, Inc.
                                                                                 800 The Safeguard Building
                                                                                 435 Devon Park Drive
                                                                                 Wayne, PA 19087

DIRECTORS*

James A. Ounsworth           (Same as above)                                     (Same as above)



* All Executive Officers and Directors are U.S. Citizens.

CUSIP NO. 29088W 10 3                                              PAGE 18 OF 22



                                   SCHEDULE IV

     DIRECTORS AND EXECUTIVE OFFICERS OF TECHNOLOGY LEADERS MANAGEMENT, INC.


         Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Technology Leaders Management, Inc.





Name                               Present Principal Employment                        Business Address
EXECUTIVE OFFICERS*
Warren V. Musser                   Chairman                                            Safeguard Scientifics, Inc.
                                                                                       800 Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Robert E. Keith, Jr.               President and Chief Executive Officer               TL Ventures
                                                                                       700 Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Gary J. Anderson                   Vice President                                      TL Ventures
                                                                                       700 Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Gerald A. Blitstein                Vice President and Treasurer                        Safeguard Scientifics, Inc.
                                                                                       800 Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087


Mark J. DeNino                     Vice President and Secretary                        TL Ventures
                                                                                       700 Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

James A. Ounsworth                 Vice President                                      Safeguard Scientifics, Inc.,
                                                                                       800 Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

DIRECTORS*

Warren V. Musser                   Same as above                                       Same as above

Robert E. Keith, Jr.               Same as above                                       Same as above

Mark J. DeNino                     Same as above                                       Same as above

Gary J. Anderson                   Same as above                                       Same as above




* All Executive Officers and Directors are U.S. Citizens.

CUSIP NO. 29088W 10 3                                              PAGE 19 OF 22


                                   SCHEDULE V

   DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.


         Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Scientifics (Delaware), Inc.



Name                               Present Principal Employment                        Business Address
EXECUTIVE OFFICERS*
Harry Wallaesa                     President                                           Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Jerry L. Johnson                   Vice President                                      Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Gerald A. Blitstein                Vice President and Treasurer                        Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Stephen J. Andriole                Vice President                                      Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Michael G. Bolton                  Vice President                                      Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

John K. Halvey                     Vice President                                      Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

N. Jeffrey Klauder                 Vice President and Assistant Secretary              Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

James A. Ounsworth                 Vice President and Secretary                        Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

DIRECTORS*

James A. Ounsworth                                                                     Same as above



*All Executive Officers and Directors are U.S. Citizens.

CUSIP NO. 29088W 10 3                                             PAGE 20 OF 22




                                   SCHEDULE VI


        EXECUTIVE OFFICERS AND DIRECTORS OF INTERNET CAPITAL GROUP, INC.


Name                                Present Principal Employment                          Business Address
EXECUTIVE OFFICERS*

Walter W. Buckley, III              President, Chief Executive Officer and       Internet Capital Group, Inc.
                                    Director                                     435 Devon Park Drive, 600 Building
                                                                                 Wayne, Pennsylvania 19087

Douglas A. Alexander                Managing Director, East Coast Operations     Internet Capital Group, Inc.
                                                                                 435 Devon Park Drive, 600 Building
                                                                                 Wayne, Pennsylvania 19087

Kenneth A. Fox                      Managing Director, West Coast Operations     Internet Capital Group, Inc.
                                    and Director                                 435 Devon Park Drive, 600 Building
                                                                                 Wayne, Pennsylvania 19087

David D. Gathman                    Chief Financial Officer and Treasurer        Internet Capital Group, Inc.
                                                                                 435 Devon Park Drive, 600 Building
                                                                                 Wayne, Pennsylvania 19087

Henry N. Nassau                     Managing Director, General Counsel and       Internet Capital Group, Inc.
                                    Secretary                                    435 Devon Park Drive, 600 Building
                                                                                 Wayne, Pennsylvania 19087
DIRECTORS*

Robert E. Keith, Jr.                Managing Director of TL Ventures and         TL Ventures
                                    President and CEO, Technology Leaders        435 Devon Park Drive, 700 Building
                                    Management, Inc.                             Wayne, Pennsylvania 19087

Walter W. Buckley, III              (same as above)                              (same as above)

Kenneth A. Fox                      (same as above)                              (same as above)

Julian A. Brodsky                   Vice Chairman, Comcast Corporation and       Comcast Corporation
                                    Vice President and Director, Sural           1500 Market Street
                                    Corporation                                  Philadelphia, PA 19102

Dr. Thomas P. Gerrity               Professor and Director, Wharton School       The Wharton School
                                    Electronic Commerce Forum                    University of Pennsylvania
                                                                                 1000 Steinberg Hall-Dietrich Hall
                                                                                 Philadelphia, PA 19104

Warren V. Musser                    Chairman of the Board and Chief Executive    Safeguard Scientifics, Inc.
                                    Officer, Safeguard Scientifics, Inc.         435 Devon Park Drive, Building 800
                                                                                 Wayne, PA 19087

Peter A. Solvik                     Senior Vice President and Chief              Cisco Systems, Inc.
                                    Information Officer, Cisco Systems, Inc.     170 West Tasman Drive
                                                                                 San Jose, CA 95134-1706


*  All Executive Officers and Directors are U.S. Citizens.

CUSIP NO. 29088W 10 3                                              PAGE 21 OF 22




                                  SCHEDULE VII

             EXECUTIVE OFFICERS AND DIRECTORS OF ICG HOLDINGS, INC.

Name                                     Present Principal Employment           Business Address
EXECUTIVE OFFICERS*

Walter W. Buckley, III                   President                              Internet Capital Group, Inc.
                                                                                435 Devon Park Drive, 600 Building
                                                                                Wayne, Pennsylvania  19087


Kenneth A. Fox                           Vice President                         Internet Capital Group, Inc.
                                                                                435 Devon Park Drive, 600 Building
                                                                                Wayne, Pennsylvania  19087


David D. Gathman                         Chief Financial Officer                Internet Capital Group, Inc.
                                                                                435 Devon Park Drive, 600 Building
                                                                                Wayne, Pennsylvania  19087


Henry N. Nassau                          Secretary                              Internet Capital Group, Inc.
                                                                                435 Devon Park Drive, 600 Building
                                                                                Wayne, Pennsylvania  19087
DIRECTORS*

Walter W. Buckley, III                   (same as above)                        (same as above)

Kenneth A. Fox                           (same as above)                        (same as above)

David D. Gathman                         (same as above)                        (same as above)

Henry N. Nassau                          (same as above)                        (same as above)


*All Executive Officers and Directors are U.S. Citizens.

CUSIP NO. 29088W 10 3                                              PAGE 22 OF 22

                                   SCHEDULE VIII

         All of the following purchases were effected by Safeguard Delaware, Inc. a wholly-subsidiary of Safeguard, in brokers' transactions in the NASDAQ National Market.

                                                      PRICE
              TRANSACTION DATE        SHARES        PER SHARE
              ----------------        ------        ---------
                   4/25/00            35,000       $ 12.946
                   4/26/00            35,000       $ 15.563
                   4/26/00            15,000       $ 15.250
                   4/26/00            10,000       $ 15.500
                   4/27/00            45,000       $ 15.844
                   4/27/00            10,000       $ 15.594
                   4/27/00            75,000       $ 16.658
                   4/28/00             6,000       $ 18.563
                   4/28/00           100,000       $ 18.475
                    5/1/00               200       $ 19.500
                    5/2/00             5,000       $ 19.438
                    5/3/00            20,000       $ 20.000
                    5/3/00            10,000       $ 20.000
                    5/3/00            25,000       $19.7813
                    5/3/00            40,000       $ 20.000
                    5/3/00             8,000       $ 19.688
                    5/3/00            28,000       $ 19.563
                    5/3/00             6,000       $ 19.500
                    5/3/00             7,000       $ 19.625
                    5/3/00            15,000       $ 20.000
                    5/4/00            10,500       $ 20.000
                    5/4/00            32,200       $ 21.125
                    5/4/00            17,300       $ 21.250
                    5/4/00             4,500       $ 22.150
                    5/4/00             5,500       $ 20.688
                    5/4/00             4,200       $ 20.375
                    5/4/00             6,000       $ 21.750
                    5/4/00            13,200       $ 22.500
                    5/5/00            35,000       $ 21.750
                    5/5/00            21,500       $ 21.750
                    5/5/00            15,000       $ 22.000
                    5/5/00            10,000       $ 21.750
                    5/5/00            11,000       $ 22.000
                    5/5/00            10,000       $ 21.750
                    5/8/00            90,000       $ 20.851
                    5/9/00            10,000       $ 20.938
                    5/9/00             5,000       $ 21.000
                    5/9/00             7,000       $ 21.000
                    5/9/00             6,000       $ 21.000
                    5/9/00             5,000       $ 21.000
                    5/9/00             5,000       $ 21.000
                   5/10/00             8,000       $ 20.000
                   5/10/00            18,000       $ 20.000
                   5/10/00            35,000       $ 20.000
                   5/10/00            11,500       $ 20.063
                   5/10/00            22,500       $ 20.063
                   5/10/00             5,000       $ 20.125
                   5/11/00             1,000       $ 19.625
                   5/11/00             2,000       $ 19.625
                   5/12/00            30,000       $ 19.750
                   5/12/00            12,000       $ 19.938
                   5/12/00             7,000       $ 20.000
                   5/12/00            13,000       $ 19.875
                   5/12/00             8,000       $ 20.188
                   5/12/00            11,000       $ 20.563
                   5/12/00            19,000       $ 21.000
                   5/15/00            13,000       $ 18.938
                   5/15/00            12,000       $ 19.000
                   5/15/00             5,000       $ 19.125
                   5/15/00            10,500       $ 19.500
                   5/15/00             6,000       $ 19.500
                   5/16/00            13,000       $ 19.625
                   5/16/00            30,000       $ 19.750
                   5/16/00             4,000       $ 19.875
                   5/16/00            12,000       $ 19.875
                   5/17/00            40,000       $ 18.188
                   5/17/00            19,000       $ 17.688
                   5/17/00            28,000       $ 18.625
                   5/17/00            14,000       $ 18.938
                   5/18/00            54,000       $ 18.938
                   5/18/00            22,000       $ 19.000
                   5/18/00             5,500       $ 19.000
                   5/18/00            10,000       $ 19.000
                   5/18/00             2,500       $ 19.000
                   5/31/00            15,000       $ 16.583
                                   ---------
TOTAL                              1,337,600
                                   ---------

All of the following transactions were effected by the executive officers and/or directors of Safeguard and/or ICG listed below, in brokers' transactions in the NASDAQ National Market; unless otherwise noted, all such transactions were purchases.


Warren V. Musser - Chairman of the Board and Chief Executive Officer of
                   Safeguard, Director of ICG

                                                      PRICE
              TRANSACTION DATE        SHARES        PER SHARE
              ----------------        ------        ---------
                    4/7/00            25,000       $ 22.1875
                    4/7/00            25,000       $ 22.9375
                    4/7/00            25,000       $ 24.8125
                    4/7/00            25,000       $ 21.6875
                   4/12/00           100,000       $ 22.7929
                   4/13/00            10,000       $ 19.375
                   4/13/00            10,000       $ 19.125
                   4/13/00            14,000       $ 19.1875
                   4/13/00            20,000       $ 19.125
                   4/13/00            20,000       $ 19.25
                   4/14/00             3,600       $ 18.00
                   4/14/00             5,000       $ 16.6875
                   4/14/00             5,000       $ 16.25
                   4/14/00             5,000       $ 16.5625
                   4/14/00             5,000       $ 17.0625
                   4/14/00            10,000       $ 16.6875
                   4/14/00           152,400       $ 13.25
                   4/14/00            60,000       $ 14.00

Michael Bolton--
Senior Vice
President          4/17/00             1,000       $  9.75
of Safeguard


J. Edward Coleman--
Chief Executive
Officer of         4/17/00*            1,000       $ 18.00
CompuCom Systems,
Inc.


Jerry L. Johnson--
Executive Vice
President,
Operations         4/18/00             1,800       $ 12.25
of Safeguard       4/18/00               200       $ 12.375


Robert E. Keith, Jr.--
Director of
Safeguard,         4/14/00             5,000       $ 12.674
Director of ICG     5/1/00             5,000       $ 20.048


Heinz Schimmelbusch--
Director            5/1/00             1,500       $ 20.125
of Safeguard        5/1/00             1,000       $ 19.875
                   5/18/00*            1,200       $ 19.8809
                   5/18/00*              300       $ 20.0103
                   5/18/00*              700       $ 20.0512
                   5/18/00*              300       $ 20.0512




*sale of shares